Exhibit 23.1

Consent of Independent Auditors

The Board of Directors of Ovintiv Inc.

We consent to the use of our report dated March 4, 2026 on the consolidated financial statements of NuVista Energy Ltd. and its subsidiaries which comprise the consolidated statement of financial position as of December 31, 2025, and the related consolidated statements of net earnings and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively the “consolidated financial statements”) which is included in the Current Report on Form 8-K/A of Ovintiv Inc. dated April 9, 2026.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-231248, 333-140856, 333-124218, 333-85598, 333-266531, and 333-287195) on Form S-8, and (No. 333-293941 and 333-273488) on Form S-3 of Ovintiv Inc.

/s/ KPMG LLP

Chartered Professional Accountants

April 9, 2026

Calgary, Alberta